 Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

VERTICAL AEROSPACE LTD.
Incorporated and registered in the Cayman Islands
(Company Registration No: 376116)
(the “Company”)
Circular relating to an Extraordinary General Meeting to consider, and if thought fit, pass the
Resolutions detailed herein.

Notice of an Extraordinary General Meeting of Vertical Aerospace Ltd. to be held at 10:30 a.m. GMT on December 23, 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom, for the sole purpose of considering and, if thought fit, passing the resolutions set out herein in Schedule A.
Only shareholders of record of the Company as of the close of business on December 13, 2024 are entitled to receive the notice of, and to vote at, the Extraordinary General Meeting. Each ordinary share of the Company, par value $0.001 per share (the “ordinary share”) entitles the holder thereof to one vote.
The accompanying form of proxy for use by shareholders should be completed and returned in accordance with the instructions printed thereon so as to be received by the Company (details for delivery below) as soon as possible and in any event not less than 24 hours before the appointed time of the Extraordinary General Meeting. Completion and return of the form of proxy by a shareholder will not preclude him, her or it from attending and voting in person at the Extraordinary General Meeting. In such event the relevant form of proxy will be deemed to be revoked.

VERTICAL AEROSPACE LTD.
Registered Office: Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands
December 13, 2024
To all shareholders of the Company
Dear Shareholder
On behalf of the Company, we are pleased to invite you to the Extraordinary General Meeting to be held at 10:30 a.m. GMT on December 23, 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom. Only shareholders of record of the Company as of the close of business on December 13, 2024 are entitled to notice of, and to vote at, the Extraordinary General Meeting. Each ordinary share of the Company entitles the holder thereof to one vote.
As previously announced on November 25, 2024, the Board of Directors of the Company (the “Board”) resolved in favor of an agreement in principle (the “Agreement in Principle”), which has been documented in a term sheet, dated November 24, 2024, by and among the Company, Vertical Aerospace Group Limited (“VAGL”), a wholly owned subsidiary of the Company, Stephen Fitzpatrick, the Company’s majority shareholder and director, Imagination Aero Investments Limited (“Imagination Aero”), a company wholly owned by Mr. Fitzpatrick, and Mudrick Capital Management L.P., the Company’s primary creditor and senior secured lender (“Mudrick Capital”) (the “Term Sheet”), to address the Company’s more immediate cash requirements and facilitate longer-term fund raising.
As contemplated by the Term Sheet, the Company is to enter into a First Supplemental Indenture (the “First Supplemental Indenture”) to the indenture, dated as of December 16, 2021, among the Company and U.S. Bank National Association as trustee and collateral agent (the “Indenture”) governing the 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026. The First Supplemental Indenture is intended to provide, among other things, a fixed conversion price for the Notes, an updated interest rate applicable to the Notes and extended maturity date of the Notes.
As part of the Agreement in Principle, the following proposals will be submitted to shareholders for approval at the Extraordinary General Meeting:
1.
To approve by ordinary resolution, with effect from the date of the First Supplemental Indenture to be entered into by the Company, an increase to the authorized share capital of the Company from (a) US$110,000, divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each, to (b) US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each (the “Authorized Share Capital Amendment Proposal”); and

2.
To approve by special resolution, with effect from the date of the First Supplemental Indenture to be entered into by the Company, the amendment and restatement of the Company’s third amended and restated memorandum and articles of association currently in effect (the “Articles”) in order to, among other matters, revise the provisions relating to the appointment of Directors to the Board, by adopting a fourth amended and restated memorandum and articles of association (the “Fourth A&R M&A”) in the form set forth in Schedule B of this Circular (the “Articles Amendment Proposal”).

The Board unanimously recommends a vote “for” the Authorized Share Capital Amendment Proposal and the Articles Amendment Proposal. The foregoing items of business are more fully described below in this Circular, and we encourage you to read this Circular and the additional documentation referred to in it carefully, especially the form of Fourth A&R M&A set forth in Schedule B of this Circular, which contains the definitive form of the proposed amendments to the Articles under the Articles Amendment Proposal. We hope you will agree with the recommendation of the Board to increase the authorized share capital of the Company and adopt the proposed amendments to the Articles by approving the Articles Amendment Proposal and the Authorized Share Capital Amendment Proposal.

We value and thank you for your continued support and look forward to welcoming you to our Extraordinary General Meeting on December 23, 2024.
Yours faithfully
The Board
For and on behalf of
VERTICAL AEROSPACE LTD.

SCHEDULE A
VERTICAL AEROSPACE LTD.
incorporated in the Cayman Islands
(Company Registration No.: 376116)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF THE COMPANY

NOTICE is hereby given that an Extraordinary General Meeting of Vertical Aerospace Ltd. (the “Company”) will be held at 10:30 a.m. GMT on December 23, 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom, for the sole purpose of considering and, if thought fit, passing the following resolutions:
Ordinary Resolution:
RESOLVED BY ORDINARY RESOLUTION THAT:
with effect from the date of the First Supplemental Indenture to be entered into by the Company, the authorized share capital of the Company be increased from (a) US$110,000, divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each, to (b) US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each.
Special Resolution:
RESOLVED BY SPECIAL RESOLUTION THAT:
with effect from the date of the First Supplemental Indenture to be entered into by the Company, the existing third amended and restated memorandum and articles of association of the Company (the “Articles”) be and are hereby amended and restated and shall be replaced by the fourth amended and restated memorandum and articles of association (“Fourth A&R M&A”) in the form attached to the Notice of Meeting as Schedule B.
The purpose of the Authorized Share Capital Amendment Proposal is to ensure that there is a sufficient number of ordinary shares in reserve to satisfy the Company’s current contingent obligations to issue ordinary shares as well as its anticipated short to medium-term share issuance goals, which will provide the Company with increased flexibility in meeting future corporate needs and requirements.
The following descriptions summarize the proposed amendments to the Articles in accordance with the Agreement in Principle (the “Articles Amendments”). In order to fully understand and evaluate each of the proposed Articles Amendments, shareholders must refer to the form of the Fourth A&R M&A attached as Schedule B to this Circular, with the insertions in relation to the Articles Amendments indicated by single-underlined and bold text.
Under the Articles Amendments, with effect from the date of the First Supplemental Indenture, the Articles are proposed to be amended to:
•
reflect the increase in the authorized share capital of the Company in the Authorized Share Capital Amendment Proposal;

•
provide for the Board to consist of a majority of independent directors;

•
grant Mudrick Capital director nomination rights for a number of directors proportionate in number (rounded to the nearest whole number), on the basis of a Board consisting of seven Directors, to its share ownership percentage so long as Mudrick Capital beneficially owns greater than 10% of the Company’s issued and outstanding ordinary shares (each an “Appointed Director”), provided that such nomination rights shall terminate on the first date on which Mudrick Capital beneficially owns less than 10% of the Company’s issued and outstanding ordinary shares on a fully diluted basis (assuming the exercise or exchange of all Company warrants, options and other similar instruments that are able to be exercised or exchanged as at the relevant date, and the full conversion of Company’s outstanding convertible senior secured notes issued under the Indenture that are held by Mudrick Capital as at the relevant date), and that the maximum number of Appointed Directors shall be capped as six so long as the SF Entitlement (as defined below) is applicable;
•
provide that any seats for which Mudrick Capital is not permitted to nominate a director (a “General Director”) may be filled in accordance with the Fourth A&R M&A;

•
provide that any casual vacancy on the Board in respect of an Appointed Director position shall be subject to Mudrick Capital’s nomination rights;

•
if the number of Appointed Director(s) Mudrick Capital is permitted to nominate decreases due to a decrease in its beneficial ownership of the Company’s ordinary shares, allow Mudrick Capital to re-designate the applicable number of Appointed Directors as General Directors by delivering written notice to the Company. In the event that Mudrick Capital has not exercised this re-designation right within ten business days of such decrease, the Board shall re-designate the applicable number of Appointed Directors as General Directors, who may be removed from the Board;

•
provide that the Company’s nominating and corporate governance committee (“NomGov Committee”) shall review the fitness of each independent Appointed Director nominated by Mudrick Capital and, if such independent Appointed Director is deemed fit for service by the NomGov Committee (or, with respect to a non-independent Appointed Director nominated by Mudrick Capital, if deemed fit for service by Mudrick Capital), the NomGov Committee will recommend the individuals for election by a majority vote of the Board;

•
if a prior nominated individual is deemed unfit by the NomGov Committee, allow Mudrick Capital to nominate successive individuals until a director position is filled;

•
provide that (i) other than in respect of an independent Appointed Director, Mudrick Capital may remove any Appointed Director by delivering notice to the Company, and (ii) any independent Appointed Director and any General Directors may be removed in accordance with the process set forth in the Fourth A&R M&A;

•
remove Mr. Fitzpatrick’s director appointment rights and the right to designate directors to serve on the Board’s committees, and provide that so long as Mr. Fitzpatrick beneficially owns at least 3% of the Company’s issued and outstanding ordinary shares, Mr. Fitzpatrick shall be entitled to serve as a General Director on the Board (the “SF Entitlement”); upon a decrease below 3% in his beneficial ownership of the Company’s issued and outstanding ordinary shares, Mr. Fitzpatrick may be removed from the Board in accordance with the process set forth in the Fourth A&R M&A;

•
provide that, notwithstanding any other provisions in the Fourth A&R M&A or any agreement between the Company and any director, any director may be removed from office by an ordinary resolution of the shareholders with cause, and any director other than Mr. Fitzpatrick may be removed from office by an ordinary resolution of the shareholders without cause, in each case at any time before the expiration of their term;

•
provide that for so long as Mudrick Capital beneficially owns greater than 10% of the Company’s issued and outstanding ordinary shares and it is permitted by applicable law and stock exchange rules, Mudrick Capital may designate a number of Appointed Director(s) proportionate to its share ownership percentage (rounded to the nearest whole number and with a minimum of one member) to serve on each of the Board’s committees until such time as Mudrick Capital requests that they be removed from or replaced or such Appointed Director resigns from the relevant committee upon which Mudrick Capital shall have the right to designate their appointment, and that if such designation is not permitted by applicable law or stock exchange rules, Mudrick Capital may appoint one observer to serve on each of the Board’s committees;

•
amend the time frame within which the Board must convene an extraordinary general meeting and send out notice for such extraordinary general meeting after receiving a requisition pursuant to the Fourth A&R M&A from seven days to 21 days; and

•
provide that an extraordinary general meeting shall be deemed duly convened without a notice given in the manner provided in the Fourth A&R M&A or without compliance with the provisions of the Fourth A&R M&A regarding general meetings if it is agreed by shareholders (or their proxies) holding at least 90% of the ordinary shares with voting rights.

Dated this 13th day of December 2024
By Order of the Board.
Notes:
1.
A shareholder of the Company entitled to attend and vote at the above Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

2.
If the shareholder is a beneficial owner of Company shares, such shareholder will need to provide proof of beneficial ownership, including the number of shares beneficially owned by it, as of the close of business on December 13, 2024 (the “Record Date”) in order for such shareholder or its proxy to be admitted to the Extraordinary General Meeting, such as a brokerage account statement showing that it owned ordinary shares of the Company at the Record Date, a voting instruction form provided by its bank, broker or other nominee, or other similar evidence of ownership at the Record Date, including a valid legal proxy from its bank, broker or other nominee (“Proof of Ownership”).

3.
A shareholder of the Company which is a corporation is entitled to appoint its authorized representative or proxy to vote on its behalf.

4.
The instrument appointing a proxy must be deposited, together with Proof of Ownership (including the number of shares owned), at the offices of the Company (4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom) or sent by email to email address: investors@vertical-aerospace.com (with confirmation that the original has been sent), marked for the attention of Vertical Aerospace Ltd. Directors and received not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting (or, if applicable, any adjourned or postponed meeting).

Personal data privacy:
By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Extraordinary General Meeting and/or any adjournment or postponement thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the Extraordinary General Meeting (including any adjournment or postponement thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Extraordinary General Meeting (including any adjournment or postponement thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s proxy(ies) and/or representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

PROXY FORM	IMPORTANT:
VERTICAL AEROSPACE LTD. (the “Company”) Incorporated in the Cayman Islands (Company Registration No.: 376116)
Personal data privacy
By submitting an instrument appointing a proxy(ies) and/or representative(s), the Shareholder accepts and agrees to the personal data privacy terms set out in the Notice of Extraordinary General Meeting dated December 13, 2024.

The completed proxy form should be received by the Company (details for delivery below) as soon as possible and in any event not less than 24 hours before the appointed time of the Extraordinary General Meeting.
I/We
[please insert full name]
of
[please insert company name (if applicable)]
being a Shareholder/Shareholders of the above named Company and the holder of [please insert number of Company shares owned as of the Record Date]                   shares, hereby appoint
the Chairman of the Meeting (if you would like someone other than the Chairman to serve as your proxy, strike out the Chairman and provide details below of any substitute proxy)
or
[please insert proxy name (if applicable)]
of
[please insert proxy’s organisation / role (if applicable)]
as my/our proxy to vote for me/us on my/our behalf in the manner indicated on the next page at the Extraordinary General Meeting of the Company at which I/we are entitled to vote to be held 10:30 a.m. GMT on December 23, 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom, and at any adjournment or postponement of such meeting (the “Meeting”).
Signed:
Date:
Note: A holder of shares of the Company entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint one or more proxies to attend and vote instead of such holder. A proxy need not be a holder of shares.
If the shareholder is a beneficial owner of Company shares, such shareholder will need to provide proof of beneficial ownership, including the number of shares beneficially owned by it, as of the close of business on December 13, 2024 (the “Record Date”) in order for such shareholder or its proxy to be admitted to the Extraordinary General Meeting, such as a brokerage account statement showing that it owned ordinary shares of the Company at the Record Date, a voting instruction form provided by its bank, broker or other nominee, or other similar evidence of ownership at the Record Date, including a valid legal proxy from its bank, broker or other nominee.

Resolutions
1.
Ordinary Resolution of Shareholders at an Extraordinary General Meeting of the Company:

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
with effect from the date of the First Supplemental Indenture to be entered into by the Company, the authorized share capital of the Company be increased from (a) US$110,000, divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each, to (b) US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each.
For:
Against:

2.
Special Resolution of Shareholders at an Extraordinary General Meeting of the Company

IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:
with effect from the date of the First Supplemental Indenture to be entered into by the Company, the existing third amended and restated memorandum and articles of association of the Company (the “Articles”) be and are hereby amended and restated and shall be replaced by the fourth amended and restated memorandum and articles of association (“Fourth A&R M&A”) in the form attached to the Notice of the Meeting as Schedule B.
For:
Against:
If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolutions.

Notes:
1.
A shareholder of the Company entitled to attend and vote at the above Meeting is entitled to appoint a proxy to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

2.
If the shareholder is a beneficial owner of Company shares, such shareholder will need to provide proof of beneficial ownership, including the number of shares beneficially owned by it, as of the close of business on December 13, 2024 (the “Record Date”) in order for such shareholder or its proxy to be admitted to the Extraordinary General Meeting, such as a brokerage account statement showing that it owned ordinary shares of the Company at the Record Date, a voting instruction form provided by its bank, broker or other nominee, or other similar evidence of ownership at the Record Date, including a valid legal proxy from its bank, broker or other nominee (“Proof of Ownership”).

3.
A shareholder may appoint a proxy of his or her own choice. If the appointment is made, delete the words “the Chairman of the Meeting” and insert the name of the person appointed as proxy in the space provided.

4.
The instrument appointing the proxy must be in writing and signed by the appointer or his/her attorney duly authorized in writing.

5.
If the appointer is a corporation, this form must be executed under its common seal or by its attorney or an officer on behalf of the corporation.

6.
In the case of joint shareholders, the vote of the senior shareholder shall be accepted to the exclusion of the other joint holders and seniority shall be determined by the order in which the names stand in the register of members. However, the names of all the joint shareholders should be stated.

7.
If the shareholder does not insert a proxy of his/her own choice it shall be assumed that they wish to appoint the chairman of the meeting to act for them.

8.
Every shareholder shall have one vote for each share in the Company he, she or it holds. Unless the shareholder indicates to the contrary, all votes in respect of his shareholding will be cast in the same way. Any alterations made in this form must be initialled.

9.
If this Form is returned without any indication as to how the person appointed proxy shall vote (including as to any other matter coming before the meeting), the proxy will exercise his or her discretion as to how he or she votes or whether he or she abstains from voting. If the shareholder returns this Form appointing the chairman of the meeting to act for them without any further indication as to how the chairman should vote, it shall be assumed that they wish to vote in favour of the resolutions at the Meeting.

10.
The proxy may vote at his or her discretion on any other business as may properly come before the Meeting or any adjournment or postponement thereof.

11.
In order to be valid, the instrument appointing a proxy must be completed and deposited, together with Proof of Ownership (including the number of shares owned), at the offices of the Company (4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom) or sent by email to email address: investors@vertical-aerospace.com (with confirmation that the original has been sent), marked for the attention of Vertical Aerospace Ltd. Directors and received not less than 24 hours before the time appointed for the holding of the Meeting (or, if applicable, any adjourned or postponed meeting).

SCHEDULE B
FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
Insertions in relation to the Articles Amendments are indicated by single-underlined and bold text. Deletions are indicated by strikethrough text.

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~THIRD~~FOURTH AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
VERTICAL AEROSPACE LTD.
(ADOPTED BY SPECIAL RESOLUTION DATED ~~SEPTEMBER 16~~DECEMBER [23], 2024 AND
EFFECTIVE ON ~~SEPTEMBER 20~~DECEMBER [  ], 2024)
~~(AMENDED BY SPECIAL RESOLUTION DATED SEPTEMBER 30, 2024)~~

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~THIRD~~FOURTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
VERTICAL AEROSPACE LTD.
(ADOPTED BY SPECIAL RESOLUTION DATED ~~SEPTEMBER 16~~DECEMBER [23], 2024 AND
EFFECTIVE ON ~~SEPTEMBER 20~~DECEMBER [  ], 2024)
~~(AMENDED BY SPECIAL RESOLUTION DATED SEPTEMBER 30, 2024)~~
1
The name of the Company is Vertical Aerospace Ltd.

2
The Registered Office of the Company shall be at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands, or at such other place as the Directors may from time to time decide.

3
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4
The liability of each Member is limited to the amount unpaid on such Member’s shares.

5
The authorised share capital of the Company is US$~~110,000~~210,000 divided into ~~100,000,000~~200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each.

6
The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7
Capitalised terms that are not defined in this ~~Third~~Fourth Amended and Restated Memorandum of Association bear the same meaning as those given in the ~~Third~~Fourth Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~THIRD~~FOURTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
VERTICAL AEROSPACE LTD.
(ADOPTED BY SPECIAL RESOLUTION DATED ~~SEPTEMBER 16~~DECEMBER [23], 2024 AND
EFFECTIVE ON ~~SEPTEMBER 20~~DECEMBER [  ], 2024)
~~(AMENDED BY SPECIAL RESOLUTION DATED SEPTEMBER 30, 2024)~~
TABLE A
The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Statute shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.
1
Interpretation

1.1
In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“Applicable Law”
means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Appointed Director”	has the meaning given to it in Article 30.2.
“Articles”	means these ~~third~~fourth amended and restated articles of association of the Company, as from time to time altered or added to in accordance with the Statute and these Articles.
“Audit Committee”	means the audit committee of the Board established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Beneficial Owner”
~~means~~Means any person who, directly or indirectly, owns shares or other securities within the meaning of Rule 13d-3 under the Exchange Act (and “Beneficial Ownership” and “Beneficially Owned” shall be construed accordingly).

“Board”	means the board of directors of the Company.
“Business Day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Members.
“Compensation Committee”	means the compensation committee of the Board established pursuant to the Articles, or any successor committee.
~~“Controlled Company”~~	~~has the meaning given to it in the rules of the Designated Stock Exchange.~~
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on shares pursuant to these Articles.
“electronic communication”
means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the SEC) or other electronic delivery methods as otherwise decided and approved by the Directors.

“electronic record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.
“General Director”	has the meaning given to it in Article 30.4.
“Indenture”
means the indenture, dated as of December 16, 2021, between, among others, the Company and U.S. Bank National Association as trustee and collateral agent, as amended and/or supplemented from time to time.

“Independent Director”
has the same meaning as in the rules and regulations of the Designated Stock Exchange ~~or~~and, solely insofar as applicable to members of the Company’s Audit Committee, in Rule 10A-3 under the Exchange Act, as the case may be.

“MC”	Mudrick Capital Management L.P. or any fund, investor,

entity or account that is managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates.
“Member”	has the same meaning given to it in the Statute.
“Memorandum of Association”	means the ~~third~~fourth amended and restated memorandum of association of the Company, as from time to time altered or added to in accordance with the Statute and these Articles.
“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the Board established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”
means (i) a resolution passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organisation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of the Company or (ii) a unanimous written resolution.

“Ordinary Share”	means an ordinary share in the share capital of the Company of US$0.001 nominal or par value designated as Ordinary Shares, and having the rights provided for in these Articles.
“Preferred Share”	means a preferred share in the share capital of the Company of US$0.001 each nominal or par value designated as Preferred Shares, and having the rights provided for in these Articles.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company including any facsimile thereof.
“SEC”	means the United States Securities and Exchange Commission.
“Securities Act”
means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“SF”	means Stephen Fitzpatrick.
“Share”	means any share in the capital of the Company, including the Ordinary Shares, Preferred Shares and shares of other classes.

~~“SF”~~	~~means Stephen Fitzpatrick.~~
“signed”
means a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication.

“Special Resolution”
means (i) a resolution passed by not less than two-thirds of votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution, has been duly given or (ii) a unanimous written resolution, provided that any resolution to amend these Articles that would adversely affect the rights provided under Article 30.11 shall only be passed if the shares Beneficially Owned by SF are voted in favor of such Special Resolution.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Statute.

1.2
In these Articles, save where the context requires otherwise:

(a)
words importing the singular number include the plural number and vice versa;

(b)
words importing one gender include all other genders;

(c)
words importing persons include corporations as well as any other legal or natural person;

(d)
“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)
“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)
references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)
the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)
headings are inserted for reference only and shall be ignored in construing the Articles;

(j)
any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)
any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)
sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; ~~and~~

(n)
the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share~~.~~; and

(o)
references to “rules and regulations” shall be understood to give effect to any applicable exceptions or exemptions claimed by or available to the Company.

2
Commencement of Business

2.1
The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3
Issue of Shares and other Securities

3.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may, in their absolute discretion and without approval of the holders of Ordinary Shares, allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, to such persons, at such times and on such other terms as they think proper, which shall be conclusively evidenced by their approval of the terms thereof, and may also (subject to the Statute and these Articles) vary such rights.

3.2
The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine and for such purposes the Directors may reserve an appropriate number of Shares for the time being unissued.

3.3
The Company shall not issue shares in bearer form and shall only issue shares as fully paid.

4
Ordinary Shares

4.1
The holders of the Ordinary Shares shall be:

(a)
entitled to dividends in accordance with the relevant provisions of these Articles;

(b)
entitled to and are subject to the provisions in relation to winding up of the Company provided for in these Articles; and

(c)
entitled to attend general meetings of the Company and shall be entitled to one vote for each Ordinary Share registered in his name in the Register of Members, both in accordance with the relevant provisions of these Articles.

4.2
All Ordinary Shares shall rank pari passu with each other in all respects.

5
Preferred Shares

5.1
Preferred Shares may be issued from time to time in one or more series, each of such series to have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution or resolutions providing for the issue of such series adopted by the Directors as hereinafter provided.
5.2
Authority is hereby granted to the Directors, subject to the provisions of the Memorandum, these Articles and applicable law, to create one or more series of Preferred Shares and, with respect to each such series, to fix by resolution or resolutions, without any further vote or action by the Members of the Company providing for the issue of such series:

(a)
the number of Preferred Shares to constitute such series and the distinctive designation thereof;

(b)
the dividend rate on the Preferred Shares of such series, the dividend payment dates, the periods in respect of which dividends are payable (“Dividend Periods”), whether such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate;

(c)
whether the Preferred Shares of such series shall be convertible into, or exchangeable for, Shares of any other class or classes or any other series of the same or any other class or classes of Shares and the conversion price or prices or rate or rates, or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided in such resolution or resolutions;

(d)
the preferences, if any, and the amounts thereof, which the Preferred Shares of such series shall be entitled to receive upon the winding up of the Company;

(e)
the voting power, if any, of the Preferred Shares of such series;

(f)
transfer restrictions and rights of first refusal with respect to the Preferred Shares of such series; and

(g)
such other terms, conditions, special rights and provisions as may seem advisable to the Directors.

5.3
Notwithstanding the fixing of the number of Preferred Shares constituting a particular series upon the issuance thereof, the Directors at any time thereafter may authorise the issuance of additional Preferred Shares of the same series subject always to the Statute and the Memorandum of Association.

5.4
No dividend shall be declared and set apart for payment on any series of Preferred Shares in respect of any Dividend Period unless there shall likewise be or have been paid, or declared and set apart for payment, on all Preferred Shares of each other series entitled to cumulative dividends at the time outstanding which rank senior or equally as to dividends with the series in question, dividends rateably in accordance with the sums which would be payable on the said Preferred Shares through the end of the last preceding Dividend Period if all dividends were declared and paid in full.

5.5
If, upon the winding up of the Company, the assets of the Company distributable among the holders of any one or more series of Preferred Shares which (a) are entitled to a preference over the holders of the Ordinary Shares upon such winding up; and (b) rank equally in connection with any such distribution, shall be insufficient to pay in full the preferential amount to which the holders of such Preferred Shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the Preferred Shares rateably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

6
Register of Members

6.1
The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute, provided that for so long as the securities of the Company are listed for trading on the Designated Stock Exchange, title to such securities may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange.
6.2
The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

7
Closing Register of Members or Fixing Record Date

7.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

7.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

7.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

8
Certificates for Shares

8.1
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

8.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

8.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

8.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

8.5
Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

9
Transfer of Shares

9.1
Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them (acting reasonably) of the like transfer of such option or warrant.

9.2
The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

9.3
The Directors may, in their absolute discretion, decline to register any transfer of Shares, subject to any applicable requirements imposed from time to time by the Commission and the Designated Stock Exchange.

10
Redemption, Purchase and Surrender of Shares, Treasury Shares

10.1
Subject to the provisions, if any, in these Articles, the Memorandum, applicable law, including the Statute, and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may:

(a)
issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such shares, determine; and

(b)
purchase its own shares (including any redeemable shares) in such manner and on such other terms as the Directors may agree with the relevant Member, provided that the manner of purchase is in accordance with any applicable requirements imposed from time to time by the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law;

10.2
For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

10.3
The Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statute, including out of capital.

10.4
The Directors may accept the surrender for no consideration of any fully paid share.

10.5
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

10.6
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

11
Variation of Rights Attaching to Shares

11.1
Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of shares of the relevant class. To any such meeting all the provisions of these Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

11.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of shares.

11.3
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

12
Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up shares. The Company may also on any issue of shares pay such brokerage as may be lawful.
13
Non-Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any share other than an absolute right to the entirety thereof in the holder.
14
Lien on Shares

14.1
The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

14.2
The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.
14.3
To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

14.4
The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

15
Call on Shares

15.1
Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

15.2
A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

15.3
The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

15.4
If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

15.5
An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

15.6
The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

15.7
The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

15.8
No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

16
Forfeiture of Shares

16.1
If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.
16.2
If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

16.3
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

16.4
A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

16.5
A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

16.6
The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

17
Transmission of Shares

17.1
If a Member dies, the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his shares. The estate of a deceased Member is not thereby released from any liability in respect of any share, for which he was a joint or sole holder.

17.2
Any person becoming entitled to a share in consequence of the death or bankruptcy, liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such share or to have some person nominated by him registered as the holder of such share. If he elects to have another person registered as the holder of such share he shall sign an instrument of transfer of that share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before his death or bankruptcy, liquidation or dissolution, as the case may be.

17.3
A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such share. However, he shall not, before becoming a Member in respect of a share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to these Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.
18
Alteration of Capital

18.1
Subject to these Articles, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

18.2
Subject to these Articles, the Company may by Ordinary Resolution:

(a)
consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, provided that the Directors shall have the power to deal with any fractions of a share that result from such a consolidation or division of its share capital as they, in their absolute discretion and without approval of the holders of the Ordinary Shares, deem appropriate, including but not limited to rounding up or rounding down such fractions of shares to the nearest whole share, repurchasing or arranging for the sale of any or all of such fractions of shares (including by arranging through the Company’s agents for such fractions to be aggregated and sold), or any combination of the foregoing;

(b)
sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(c)
divide shares into multiple classes; and

(d)
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

18.3
All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

18.4
Subject to these Articles, the Company may by Special Resolution:

(a)
change its name;

(b)
alter or add to the Articles;

(c)
alter or add to the Memorandum of Association with respect to any objects, powers or other matters specified therein; and

(d)
reduce its share capital and any capital redemption reserve in any manner authorised by law.

19
Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20
General Meetings

20.1
All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

20.2
The Company shall hold a general meeting in each fiscal year of the Company as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall approve. At these meetings the report of the Directors (if any) shall be presented.

20.3
Extraordinary general meetings for any purpose or purposes may be called at any time (i) by a resolution adopted by the majority of the Directors or (ii) by the Board upon written request by a Member (or Members) holding greater than an aggregate of 10.0% of the ~~Ordinary Shares~~ issued and outstanding Ordinary Shares. A requisition by a Member or Members to call an extraordinary general meeting:

(a)
must state the general nature of the business to be dealt with at the extraordinary general meeting;

(b)
may include the text of the resolution proposed to be presented and voted at the extraordinary general meeting;

(c)
may be in hard copy form or electronic form; and

(d)
must be signed by the person or persons making it.

20.4
The Board can, in good faith, refuse the calling of an extraordinary general meeting at the request of a Member (or Members) holding greater than an aggregate of 10.0% of the ~~Ordinary Shares~~ issued and outstanding Ordinary Shares, but only if the resolution proposed to be dealt with at the extraordinary general meeting cannot be properly moved because it would be contrary to Applicable Law. If the Board refuses to call an extraordinary general meeting in accordance with this Article they shall provide written notice to the Member (or Members) setting out the reason for such refusal.

20.5
If the Board does not convene an extraordinary general meeting within ~~seven~~twenty-one (~~7~~21) days ~~(or such later date as may be required pursuant to the applicable rules of the Designated Stock Exchange)~~ from the date in which the requisition is received pursuant to this Article, except where the Board does not convene an extraordinary general meeting for the reasons set forth in Article 20.4, the requisitionists may convene an extraordinary general meeting. An extraordinary general meeting convened by requisitionists shall be convened in the same manner as nearly as possible as that in which extraordinary general meetings are to be convened by the Board.

20.6
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21
Notice of Business to be Brought before a General Meeting

21.1
No business may be transacted at any general meeting other than the business properly brought before the meeting in accordance with Article 21.2.

21.2
Matters brought before a general meeting

(a)
To be properly brought before an annual general meeting, business must be:

(i)
specified in a notice of meeting given by or at the direction of the Board;

(ii)
if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board; or

(iii)
notified to the Company in writing not later than the seventh (7) day after the delivery of a notice of such meeting pursuant to Article 20.2 above, by a Member (or Members) who (1) (x) was a record owner of shares of the Company both at the time of giving the notice provided for in Article 20.2 and remains a Member (or Members) at the time of the meeting, (y) is entitled to vote at the meeting, and (z) has complied with this Article 21 in all applicable respects, and (2) holds greater than an aggregate of 10.0% of the ~~Ordinary Shares~~ issued and outstanding Ordinary Shares. This clause (iii) shall be the exclusive means for a Member (or Members) to propose business to be brought before an annual general meeting.

(b)
To be properly brought before an extraordinary general meeting, business must be specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Articles 20.3 and 20.5, which may include such business as the Member or Members who are entitled to request the Board to call a meeting under limb (ii) of Article 20.3 may propose to be brought before an extraordinary general meeting which includes, but is not limited to, the matters set out in Article ~~30.12~~30.13, and all other matters permitted by Applicable Law, which if tabled shall be approved by Ordinary Resolution or Special Resolution in accordance with these Articles and Applicable Law.

21.3
To be in proper form for purposes of this Article 21, a member’s notification to the Company shall set forth:

(a)
As to each Proposing Person (as defined below), (i) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Company’s books and records); and (ii) the class and number of shares of the Company that are Beneficially Owned by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Company as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (i) and (ii) are referred to as “Stockholder Information”);

(b)
As to each Proposing Person, (i) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Company; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (ii) any rights to dividends on the shares of any class or series of shares of the Company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company, (iii) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company, (iv) any other material relationship between such Proposing Person, on the one hand, and the Company, any affiliate of the Company, on the other hand, (v) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Company or any affiliate of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (vi) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the issued share capital of the Company required to approve or adopt the proposal or otherwise solicit proxies from Members in support of such proposal and (vii) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (i) through (vii) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the member directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner; and
(c)
As to each item of business that the Member notifies to the Company to be brought before the annual general meeting, (i) a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and any material interest in such business of each Proposing Person, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Articles of association of the Company, the language of the proposed amendment), and (iii) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Company (including their names) in connection with the proposal of such business by such Member; and (iv) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (c) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Member directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner.

For purposes of this Article 21, the term “Proposing Person” shall mean (i) the Member providing the notification to the Company of any business proposed to be brought before an annual general meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notification of business to the Company is proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Member in such solicitation.
(d)
Notwithstanding anything in these Articles to the contrary, no business shall be conducted at an annual general meeting that is not properly brought before the meeting in accordance with this Article 21. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Article 21, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(e)
For purposes of these Articles, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

22
Notice of Nominations for Election to the Board

(a)
To the extent that there is a casual vacancy on the Board in respect of a General Director position, nominations of any person for election to the Board to fill such casual vacancy at an annual general meeting or at an extraordinary general meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such extraordinary general meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these Articles, or (ii) by a Member or Members present in person (A) who was or were a record owner(s) of shares greater than an aggregate of 10.0% of the ~~Ordinary Shares~~ issued and outstanding Ordinary Shares both at the time of giving the notice provided for in this Article 22 and at the time of the meeting, (B) is or are entitled to vote at the meeting, and (C) has or have complied with this Article 22 and Article 23 as to such notice and nomination. Notwithstanding the foregoing, ~~SF~~MC shall only be entitled to nominate a person to fill such casual vacancy to the extent that ~~he~~it has a right to nominate a General Director in accordance with Article ~~30.12(a)~~30.13(a). In the event that there is more than one nomination to fill such casual vacancy, the nominee that receives the greatest number of Member votes, and is eligible for election, shall be appointed as the General Director. For purposes of this Article 22, “present in person” shall mean that the Member proposing that the business be brought before the meeting of the Company, or a qualified representative of such Member, appear at such meeting. A “qualified representative” of such proposing Member shall be a duly authorized officer, manager or partner of such Member or any other person authorized by a writing executed by such Member or an electronic transmission delivered by such Member to act for such Member as proxy at the meeting of Members and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Members. The foregoing clause (ii) shall be the exclusive means for a Member to make any nomination of a person or persons for election to the Board at an annual general meeting or extraordinary general meeting.

(b)
(i)
Without qualification, for a Member to make any nomination of a person or persons for election to the Board at an annual general meeting, the Member must (1) provide notice in writing and in proper form to the Secretary of the Company in accordance with Article 21.2(a)(iii), (2) provide the information, agreements and questionnaires with respect to such Member and its candidate for nomination as required to be set forth by this Article 22 and Article 23 and (3) provide any updates or supplements to such notification at the times and in the forms required by this Article 22 and Article 23. Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling an extraordinary general meeting, then for a Member to make any nomination of a person or persons for election to the Board at an extraordinary general meeting, the Member must (A) provide notice thereof in accordance with Article 20.3 in writing and in proper form to the Secretary of the Company at the principal executive offices of the Company, (B) provide the information with respect to such Member and its candidate for nomination as required by this Article 22 and Article 23 and (C) provide any updates or supplements to such notice at the times and in the forms required by this Article 22.

(ii)
In no event shall any adjournment or postponement of an annual general meeting or extraordinary general meeting or the announcement thereof commence a new time period for the giving of a Member’s notification to the Company as described above.

(iii)
In no event may a Nominating Person provide notice with respect to a greater number of director candidates than are subject to election by Members at the applicable meeting. If the Company shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due no later than the fifth day (5) following the date of public disclosure (as defined in Article 21) of such increase.

(c)
To be in proper form for purposes of this Article 22, a Member’s notification to the Directors shall set forth:

(i)
As to each Nominating Person (as defined below), the Stockholder Information (as defined in Article 21.3(a), except that for purposes of this Article 22 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article 21.3(a));

(ii)
As to each Nominating Person, any Disclosable Interests (as defined in Article 21.3(b), except that for purposes of this Article 22 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article 21.3(b) and the disclosure with respect to the business to be brought before the meeting in Article 21.3(b) shall be made with respect to the election of directors at the meeting); and

(iii)
As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a Member’s notification pursuant to this Article 22 and Article 23 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Article 23(a).

For purposes of this Article 22, the term “Nominating Person” shall mean (i) the Member providing the notification of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notification of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.
(d)
A Member providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article 22 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) Business Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company not later than five (5) Business Days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines hereunder or enable or be deemed to permit a Member who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.
In addition to the requirements of this Article 22 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
23
Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(a)
To be eligible to be a candidate for election as a director of the Company at an annual general meeting or extraordinary general meeting, a candidate must be nominated in the manner prescribed in Article 22 and the candidate for nomination, whether nominated by the Board or by a Member of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Directors at the principal executive offices of the Company, (1) a completed written questionnaire (in a form provided by the Company) with respect to the background, qualifications, share ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Company pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Company in connection with such annual general meeting or extraordinary general meeting and (2) a written representation and agreement (in form provided by the Company) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (x) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Company, will act or vote on any issue or question (a “Voting Commitment”) or (y) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Company, with such proposed nominee’s fiduciary duties under Applicable Law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Company, (C) if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock or share ownership and trading and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Company, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Company’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Company and agrees to serve if elected as a director.

(b)
The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of Members at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Company in accordance with the Company’s Corporate Governance Guidelines.

(c)
A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Article 23, if necessary, so that the information provided or required to be provided pursuant to this Article 23 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) Business Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company (or any other office specified by the Company in any public announcement) not later than five (5) Business Days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines hereunder or enable or be deemed to permit a Member who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the Members.

(d)
No candidate shall be eligible for nomination as a director of the Company unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Article 22 and this Article 23, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Article 22 and this Article 23, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(e)
Notwithstanding anything in these Articles to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Company unless nominated and elected or appointed in accordance with Article 22 and this Article 23.

(f)
To be eligible to serve as an Appointed Director, the candidate proposed by ~~SF~~MC must have previously delivered each item set forth in this Article 23 (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board) to the Directors at the principal executive offices of the Company, and otherwise must have complied with this Article 23.

24
Notice of General Meetings

24.1
If a Member or Members validly request to call an extraordinary general meeting in accordance with limb (ii) of Article 20.3, the Company must send out notice for such extraordinary general meeting of the Company within ~~seven~~fourteen (~~7~~14) days ~~(or such later date as may be required pursuant to the applicable rules of the Designated Stock Exchange)~~ of receipt of such valid requisition in accordance with Article 24. If the Company fails to call the extraordinary general meeting the requisitionists may call the meeting pursuant to Article 20.5. Where the extraordinary general meeting is convened by the requisitionists, notice of such meeting shall be sent by the requisitionists (or any one of them) in accordance with this Article 24.
24.2
The notice of any general meeting of Members shall be sent or otherwise given in accordance with these Articles not less than seven (7) days (~~or within such longer period as may be required pursuant to the applicable rules of the Designated Stock Exchange) (~~but not more than sixty (60) days) before the date of the meeting to each Member entitled to vote at such meeting in accordance with Article 24. If the Directors consider that it is impractical or unreasonable to hold a general meeting on the date or at the time or place as set out in the notice calling the general meeting, the Directors may, acting pursuant to a resolution, postpone or reschedule any previously scheduled general meeting, before or after the notice for such meeting has been sent, except where such rearrangement would be contrary to Applicable Law. The Directors shall take reasonable steps to ensure that notice of the time, date and place of the rearranged meeting is given to any member trying to attend the meeting at the original time, date and place. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy for that meeting is valid if it is done in accordance with these Articles and received not less than 48 hours before the commencement of the rearranged meeting to which it relates. The Directors may also change the place of or postpone (or both) the rearranged meeting under this Article.

24.3
Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which Members and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of an extraordinary general meeting, the purpose or purposes for which the meeting is called.

24.4
The notice shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)
in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by the Members (or their proxies) having a right to attend and vote at the meeting, together holding not less than ~~a majority~~90% of the shares giving that right.

24.5
The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company.

24.6
In cases where instruments of proxy are sent out with a notice of general meeting, the accidental omission to send such instrument of proxy to, or the non-receipt of any such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

24.7
The accidental omission to give notice of a meeting to or the non receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

25
Proceedings at General Meetings

25.1
The date and time of the opening and the closing of the polls for each matter upon which the Members will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The person presiding over any meeting of Members shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to Members entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Members, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.
25.2
No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Members holding in aggregate not less than a simple majority of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting. If, however, such quorum is not present or represented at any general meeting, then either (i) the chairman of the meeting or (ii) the Members entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting.

25.3
When a meeting is adjourned to another time and place, unless these Articles otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

25.4
A determination of the Members of record entitled to notice of or to vote at a general meeting shall apply to any adjournment of such meeting unless the Directors fix a new record date for the adjourned meeting, but the Directors shall fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting.

25.5
The chairman of the Board shall preside as chairman at every general meeting of the Company. If the chairman is absent, the Directors present shall elect one of their number or such other officer to preside as chairman of the meeting. If all the Directors present or the elected officer decline to take the chair or if no such persons are present, the Secretary of the Company shall preside as chairman, and if the Secretary declines to take the chair or if the Secretary is not present, the Members present shall choose one of their own number to be the chairman of the meeting.

25.6
At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

25.7
A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting.

25.8
In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

26
Votes of Members

26.1
Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one (1) vote for each share registered in such Member’s name in the Register of Members. No cumulative voting shall be allowed.

26.2
In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

26.3
A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote on a poll by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

26.4
No Member shall be entitled to vote at any general meeting unless all sums presently payable by him in respect of shares in the Company have been paid.

26.5
On a poll, votes may be given either personally or by proxy.

26.6
The instrument appointing a proxy shall be in writing (whether by manual signature, typewriting or otherwise) under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is an entity, either under seal or under the hand of an officer or attorney duly authorised in that behalf provided however, that a Member may also authorise the casting of a vote by proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the internet) obtained pursuant to procedures approved by the Directors which are reasonably designed to verify that such instructions have been authorised by such Member. A proxy need not be a Member of the Company. Notwithstanding the foregoing, no proxy shall be voted or acted upon after three (3) years from its date unless the proxy provides for a longer period.

26.7
An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

26.8
The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

26.9
Shares that are beneficially owned by the Company shall not be voted, directly or indirectly, at any general meeting and shall not be counted in determining the total number of issued Shares at any given time.

27
Corporations Acting by Representatives at Meeting

Any corporation or other entity which is a Member may, by resolution of its directors, other governing body or authorised individual(s), authorise such person as it thinks fit to act as its representative at any general meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member.
28
Clearing Houses

If a clearing house or depository (or its nominee) is a Member it may, by resolution of its directors, other governing body or authorised individual(s) or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members; provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.
29
Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.
30
Directors

30.1
There shall be a Board consisting of up to seven Directors (but not less than one Director), unless increased or decreased from time to time by the Directors or the Company in general meeting~~. So long as Shares are listed on the Designated Stock Exchange, the Board shall include such number of “independent directors” as the relevant rules applicable to the listing of any Shares on the Designated Stock Exchange require (subject to any applicable exceptions for Controlled Companies).~~, and the Board shall consist of a majority of Independent Directors. Subject to Article 30.11, a nominee shall not be appointed as a Director where, as a consequence of the nominee’s appointment, the Board would no longer consist of a majority of Independent Directors.

30.2
Subject to Article 30.1, and without limitation to SF’s right to serve as General Director of the Board pursuant to Article 30.11, so long as MC Beneficially Owns at least 10% of the Company’s issued and outstanding Ordinary Shares, MC shall be entitled to nominate for election a number of individuals to serve as Directors on the Board proportionate in number (rounded to the nearest whole number), on the basis of a Board consisting of seven Directors, to MC’s percentage of Beneficial Ownership of the Company’s issued and outstanding Ordinary Shares (with such nomination right(s) being subject to Article 23(f) and, where applicable, the Nominating and Corporate Governance Committee’s review in accordance with Article 30.7) (each, upon the effectiveness of their appointment, an “Appointed Director”). For the avoidance of doubt, so long as SF retains the right to serve as General Director of the Board pursuant to Article 30.11, the maximum number of Appointed Directors shall be capped at six. MC’s nomination rights set forth in this Article 30.2 shall terminate on the first date on which MC Beneficially Owns less than 10% of the Company’s Ordinary Shares on a fully diluted basis (assuming the exercise or exchange of all Company warrants, options and other similar instruments that are able to be exercised or exchanged as at the relevant date, and the full conversion of outstanding Company convertible notes issued under the Indenture that are held by MC as at the relevant date).

30.3
Any casual vacancy on the Board in respect of an Appointed Director position shall be subject to MC’s nomination rights set forth in Article 30.2.

~~30.2 Subject to Article 30.1, SF may propose the following number of individuals to sit on the Board as Directors (such proposal(s) being subject to Article 23(f) for so long as SF Beneficially Owns greater than:~~
~~(a) 50.0% of the Company’s Ordinary Shares issued and outstanding, four individuals;~~
~~(b) 36.7% of the Company’s Ordinary Shares issued and outstanding, three individuals;~~
~~(c) 23.2% of the Company’s Ordinary Shares issued and outstanding, two individuals; and~~
~~(d) 10.0% of the Company’s Ordinary Shares issued and outstanding, one individual,~~
~~(each, upon the effectiveness of their appointment, an “Appointed Director”).~~

~~30.3 SF shall be deemed an Appointed Director for so long as he is a Director.~~
30.4
Any Director position ~~that SF~~for which MC does not have a right to ~~propose~~nominate a candidate ~~in respect of~~ in accordance with Article 30.2 may, subject to Article 30.11, be filled in accordance with Article ~~30.12(a)~~30.13(a) or Article 30.9 (each such director, a “General Director”).

30.5
If ~~SF is no longer~~the number of Appointed Directors that MC is permitted to ~~propose an Appointed Director(s)~~nominate decreases due to a decrease in ~~his holding~~its Beneficial Ownership of the Company’s ~~Ordinary Shares~~ issued and outstanding Ordinary Shares, then ~~SF~~MC may elect to re-designate the applicable number of Appointed Director(s) as General Directors by delivering written notice to the Company. In the event that ~~SF~~MC has not exercised this re-designation right within ten Business Days of such decrease, the Board shall re-designate the applicable number of Appointed Director(s) as General Director(s). Directors who are re-designated as General Directors may be removed from the Board in accordance with these Articles.

30.6
~~SF~~MC shall, in good faith, apply the criteria established by the Nominating and Corporate Governance Committee in ~~proposing~~nominating the appointment of any Appointed Director.

30.7
The Nominating and Corporate Governance Committee shall ~~recommend~~review each candidate ~~proposed by SF, and~~nominated by MC to be an Independent Director for fitness and, if deemed fit for service ~~by SF~~, the Nominating and Corporate Governance Committee will recommend the individuals for election by a majority vote of the Board. The Nominating and Corporate Governance Committee shall recommend for election by a majority vote of the Board each candidate deemed fit for service by MC and nominated by MC to be a non-Independent Appointed Director.

~~30.8 [Intentionally left in blank].~~
30.8
If an individual nominated by MC in accordance with Article 30.2 is deemed unfit by the Nominating and Corporate Governance Committee, pursuant to Article 30.7, MC shall have the right to nominate successive individuals until such Director position is filled.

30.9
The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a meeting of the Directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board in respect of a General Director position, subject to these Articles, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. Any Director so appointed shall hold office until his earlier death, resignation or removal.

30.10
~~SF~~Other than in respect of an Independent Director, MC may remove any Appointed Director, with or without cause, by delivering notice to the Company~~.~~, and any Appointed Director who is an Independent Director and any General Directors may be removed ~~with or without cause by holders of the majority of the issued and outstanding Shares by written instruction to the Company, or at a general meeting of the Company pursuant to Article 30.12~~in accordance with the procedure set out in these Articles.   Where any Appointed Director is removed, ~~SF~~MC shall have the right to ~~propose~~nominate individuals to sit on the Board as Appointed Directors to fill up any available vacancies resulting from any such removals, up to the number of individuals as set out in Article 30.2.

~~30.11 [Intentionally left in blank].~~

30.11
Notwithstanding Article 30.1, so long as SF Beneficially Owns at least 3% of the Company’s issued and outstanding Ordinary Shares, SF shall be entitled to serve as a General Director on the Board. Upon a decrease below 3.0% in his Beneficial Ownership of the Company’s issued and outstanding Ordinary Shares, SF may be removed from the Board in accordance with these Articles as applicable to General Directors.

30.12
Subject to Article 30.10, any Director may be removed from office by the Members by Ordinary Resolution with cause, and any Director other than SF may be removed from office by the Members by Ordinary Resolution without cause, in each case at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). For purposes of this Article 30.12, the term “cause” for removal of a Director shall be deemed to exist only if (a) the Director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such Director has been found (i) other than in respect of SF for so long the entitlement under Article 30.11 is applicable, by the affirmative vote of a majority of the Directors then in office at a meeting of the Board called for that purpose, or (ii) by a court of competent jurisdiction, to have been guilty of wilful misconduct in the performance of such Director’s duties to the Company in a matter of substantial importance to the Company; or (c) such Director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform his or her obligations as a Director.

30.13
~~30.12~~ Subject to inclusion in the applicable notice, the following matters may be brought before a general meeting:

(a)
the proposed appointment (subject to being deemed fit for service by the Nomination and Corporate Governance Committee) of individuals as General Directors (except that ~~SF~~MC and his affiliates (as defined in Rule 405 under the Securities Act) shall not be permitted to table appointments for General Directors to the Board for so long as ~~SF~~MC has a right to ~~propose three or more~~nominate Appointed Directors); and

(b)
the removal of any ~~General~~ Directors~~,~~ subject to Article 30.12.

~~and both~~Matters referenced in (a) and (b) above shall require approval by ~~an~~ Ordinary Resolution or, in the case of (a) above, in the event that there is more than one individual proposed in respect of a single General Director position, by a plurality of the Member votes at such general meeting.
30.14
~~30.13~~ The Directors may, from time to time, and except as required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Directors on various corporate governance related matters, as the Directors shall determine by resolution from time to time.

30.15
~~30.14~~ A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

31
Directors’ Fees and Expenses

31.1
The Directors may receive such remuneration as the Directors may from time to time determine. The Directors may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by such Director in attending meetings of the Directors or committees of the Directors or general meetings or separate meetings of any class of securities of the Company or otherwise in connection with the discharge of his duties as a Director.

31.2
Any Director who performs services which in the opinion of the Directors go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for, by or pursuant to any other Article.

32
Powers and Duties of Directors

32.1
Subject to the provisions of the Statute, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by or under the direction of the Board, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

32.2
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committees consisting of such member or members of their body as they think fit (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee); provided that any committee so formed shall include amongst its members at least two Directors unless otherwise permitted or required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. No committee shall have the power of authority to (a) recommend to the Members an amendment of these Articles (except that a committee may, to the extent authorised in the resolution or resolutions providing for the issuance of shares adopted by the Directors as provided under the laws of the Cayman Islands, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Company or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of shares of the Company); (b) adopt an agreement of merger or consolidation; (c) recommend to the Members the sale, lease or exchange of all or substantially all of the Company’s property and assets; (d) recommend to the Members a dissolution of the Company or a revocation of a dissolution; (e) recommend to the Members an amendment of the Memorandum of Association of the Company; or (f) declare a dividend or authorise the issuance of shares unless the resolution establishing such committee (or the charter of such committee approved by the Directors) or the Memorandum of Association or these Articles so provide. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. The Directors may also delegate to any Director holding any executive office such of their powers as they consider desirable to be exercised by him or her. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers, and may be revoked or altered.

32.3
The Audit Committee shall comprise only Independent Directors and all other committees of the Board shall comprise a majority of Independent Directors. Subject to the foregoing, for so long as ~~SF~~MC Beneficially Owns greater than ~~50~~10% of the ~~Ordinary Shares~~ issued and outstanding~~, SF~~ Ordinary Shares and to the extent permitted by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority and under Applicable Law, MC may designate ~~up to one~~a number of Appointed Director(s) proportionate to its share ownership percentage (rounded to the nearest whole number and with a minimum of one member) to serve on each of the Board’s committees and, to the extent such designation is made, such Appointed Director shall be appointed to and serve on the relevant committee until such time as ~~SF~~MC requests that they be removed from or replaced on the relevant committees or such Appointed Director resigns from the relevant committee upon which ~~SF~~MC shall have the right to designate their replacement. If such designation is not permitted under the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, MC may appoint one observer to serve on each of the Board’s committees.

32.4
The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

32.5
The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

32.6
The Directors from time to time and at any time may establish any advisory committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such advisory committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

32.7
The Directors from time to time and at any time may delegate to any such advisory committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

32.8
The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law.

32.9
Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

32.10
The Directors may elect, by the affirmative vote of a majority of the Directors then in office, a chairman. The chairman of the Board may be a director or an officer of the Company. Subject to the provisions of these Articles and the direction of the Directors, the chairman of the Board shall perform all duties and have all powers which are commonly incident to the position of chairman of a board or which are delegated to him or her by the Directors, preside at all general meetings and meetings of the Directors at which he or she is present and have such powers and perform such duties as the Directors may from time to time prescribe.

33
Disqualification of Directors

Subject to these Articles, the office of Director shall be vacated, if the Director:
(a)
becomes bankrupt or makes any arrangement or composition with his creditors;

(b)
dies or is found to be or becomes of unsound mind;

(c)
resigns his office by notice in writing to the Company;

(d)
is prohibited by applicable law or the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law from being a director;

(e)
without special leave of absence from the Directors, is absent from meetings of the Directors for six consecutive months and the Directors resolve that his office be vacated; or

(f)
if he or she shall be removed from office pursuant to these Articles.

34
Proceedings of Directors

34.1
Subject to these Articles, the Directors may meet together for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Such meetings may be held at any place within or outside the Cayman Islands that has been designated by the Directors. In the absence of such a designation, meetings of the Directors shall be held at the principal executive office of the Company. Questions arising at any meeting of the Directors shall be decided by the method set forth in Article 34.4.

34.2
The chairman of the Board or the Secretary on request of a Director, may, at any time summon a meeting of the Directors by twenty-four (24) hour notice to each Director in person, by telephone, electronic email, or in such other manner as the Directors may from time to time determine, which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. Notice of a meeting need not be given to any Director (i) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Directors. All such waivers, consents, and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or extraordinary general meeting of the Directors.

34.3
A Director or Directors may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

34.4
The quorum necessary for the transaction of the business of the Directors shall be a majority of the authorised number of Directors. If at any time there is only a sole Director, the quorum shall be one (1) Director. Every act or decision done or made by a majority of the Directors present at a duly held meeting at which a quorum is present shall be regarded as the act of the Directors, subject to the provisions of these Articles and other applicable law. In the case of an equality of votes, the chairman shall not have an additional tie-breaking vote.

34.5
A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

34.6
Subject to these Articles, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.
34.7
A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement. Any Director who enters into a contract or arrangement or has a relationship that is reasonably likely to be implicated under this Article 34.7 or that would reasonably be likely to affect a Director’s status as an “Independent Director” under the rules and regulations of the Designated Stock Exchange, Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law shall disclose the nature of his or her interest in any such contract or arrangement in which he is interested or any such relationship.

34.8
Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to reasonable expense reimbursement consistent with the Company’s policies in connection with such Directors service in his official capacity; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

34.9
The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)
all appointments of officers made by the Directors;

(b)
the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)
all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

34.10
When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

34.11
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee as the case may be, duly convened and held.

34.12
The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

34.13
A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

34.14
A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall not have a second or casting vote.

34.15
Meetings and actions of committees of the Directors shall be governed by, and held and taken in accordance with, the provisions of Article 34.1 (place of meetings), Article 34.2 (notice), Article 34.3 (telephonic meetings), and Article 34.4 (quorum), with such changes in the context of these Articles as are necessary to substitute the committee and its members for the Directors; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Directors, and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Articles.

34.16
All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

35
Presumption of Assent

A Director of the Company who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent or abstention shall be entered in the Minutes of the meeting or unless he shall file his written dissent or abstention from such action with the person acting as the chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent or abstention by registered post to such person immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favour of such action.
36
Dividends, Distributions and Reserve

36.1
Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. All dividends unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Subject to any applicable unclaimed property or other laws, any dividend unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Directors of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

36.2
The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors shall establish an account to be called the “Share Premium Account” and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Directors may apply the share premium account in any manner permitted by the Statute and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. The Company shall at all times comply with the provisions of these Articles, the

Statute and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law in relation to the share premium account.
36.3
Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct. Notwithstanding the foregoing, dividends may also be paid electronically to the account of the Members or persons entitled thereto or in such other manner approved by the Directors.

36.4
The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

36.5
No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Statute, the share premium account.

36.6
Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

36.7
If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

36.8
No dividend shall bear interest against the Company.

37
Book of Accounts

37.1
The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

37.2
The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

37.3
The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors.

37.4
The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

38
Audit

38.1
The Directors or, if authorised to do so, the Audit Committee of the Directors, may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

38.2
Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

38.3
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.
39
The Seal

39.1
The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

39.2
The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) of the Company or in the presence of any one or more persons as the Directors may appoint for the purpose.

39.3
Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

40
Officers

40.1
Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company, to hold the office of the Chief Executive Officer, the President, the Chief Financial Officer, one or more Vice Presidents or such other officers as the Directors may think necessary for the administration of the Company, for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit.

40.2
All officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

41
Register of Directors and Officers

The Company shall cause to be kept in one or more books at its office a register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Statute. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Statute.
42
Capitalisation of Profits

Subject to the Statute and these Articles, the Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including a share premium account or a capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.
43
Notices

43.1
Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by email or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website, provided that, (i) with respect to notification via electronic means, the Company has obtained the Member’s prior express positive confirmation in writing to receive or otherwise have made available to him notices in such fashion, and (i) with respect to posting to Company’s Website, notification of such posting is provided to such Member. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

43.2
An affidavit of the mailing or other means of giving any notice of any general meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Company giving the notice, shall be prima facie evidence of the giving of such notice.

43.3
Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

43.4
Any notice or other document, if served by (a) post, shall be deemed to have been served when the letter containing the same is posted, or (b) email, shall be deemed to have been served upon confirmation of successful transmission, or (c) recognised courier service, shall be deemed to have been served when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier, or (d) electronic means as provided herein shall be deemed to have been served and delivered on the day on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

43.5
Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

43.6
Notice of every general meeting shall be given to:

(a)
all Members who have supplied to the Company an address for the giving of notices to them, except that in case of joint holders, the notice shall be sufficient if given to the joint holder first named in the Register of Members; and
(b)
each Director.

43.7
No other person shall be entitled to receive notices of general meetings.

44
Information

44.1
No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the Members of the Company to communicate to the public.

44.2
The Directors shall be entitled (but not required, except as provided by law) to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

45
Indemnity

45.1
The Company shall indemnify and hold harmless, to the fullest extent permitted under the laws of the Cayman Islands as they presently exist or may hereafter be amended, any director or officer of the Company who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Article 45.4, the Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

45.2
The Company shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Company who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

45.3
The Company shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Company, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article 45 or otherwise.

45.4
If a claim for indemnification (following the final disposition of such Proceeding) under this Article 45 is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article 45 is not paid in full within thirty (30) days, after a written claim therefor has been received by the Company the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
45.5
The rights conferred on any person by this Article 45 shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of these Articles, agreement, vote of Members or disinterested directors or otherwise.

45.6
The Directors, on behalf of the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under Cayman Islands law.

45.7
The Company’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

45.8
The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article 45 shall continue notwithstanding that the person has ceased to be a director or officer of the Company and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

45.9
The provisions of this Article 45 shall constitute a contract between the Company, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Company (whether before or after the adoption of these Articles), in consideration of such person’s performance of such services, and pursuant to this Article 45 the Company intends to be legally bound to each such current or former director or officer of the Company. With respect to current and former directors and officers of the Company, the rights conferred under this Article 45 are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these Articles. With respect to any directors or officers of the Company who commence service following adoption of these Articles, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Company.

45.10
Any repeal or modification of the foregoing provisions of this Article 45 shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Company in effect prior to the time of such repeal or modification.

45.11
Any reference to an officer of the Company in this Article 45 shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, Vice President or other officer of the Company appointed by (x) the Board pursuant to these Articles or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to these Articles, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the Board (or equivalent governing body) of such other entity pursuant to the memorandum of association, Articles of association, certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Company or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Company or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Company or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article 45.
46
Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31 in each year and shall begin on the day following.
47
Winding Up

47.1
If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

47.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

48
Amendment of Memorandum and Articles of Association and Name of Company

48.1
Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the following actions shall require a Special Resolution of the Company:

(a)
change its name;

(b)
alter or add to these Articles;

(c)
alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)
reduce its share capital or any capital redemption reserve fund.

49
Registration by Way of Continuation

Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.
50
Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.
51
Business Opportunities

51.1
To the fullest extent permitted by Applicable Law, ~~no~~ any Director who is not employed by the Company or its subsidiaries shall not have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any Director who is not employed by the Company or its subsidiaries, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, no Director who is not employed by the Company or its subsidiaries shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

51.2
The Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and any Director who is not employed by the Company or its subsidiaries, about which any such Director acquires knowledge; provided that, the Company does not renounce any interest or expectancy it may have in any business opportunity that is expressly offered to any Director solely in his or her capacity as a Director or Officer, and not in any other capacity.

51.3
In addition to and notwithstanding the foregoing provisions of this Article, a corporate opportunity shall not be deemed to belong to the Company if it is a business opportunity the Company is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Company’s business or is of no practical advantage to it or that is one in which the Company has no interest or reasonable expectancy.

51.4
To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.